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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO
                                AMENDMENT NO. 1
                                  (RULE 13e-4)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                 ADAPTEC, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

 OPTIONS UNDER CERTAIN ADAPTEC, INC. OPTION PLANS TO PURCHASE COMMON STOCK, PAR
                             VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   00651F108
                     (CUSIP Number of Class of Securities)

                                 DAVID A. YOUNG
             VICE PRESIDENT OF FINANCE AND CHIEF FINANCIAL OFFICER
                                 ADAPTEC, INC.
                             691 S. MILPITAS BLVD.
                           MILPITAS, CALIFORNIA 95035
                                 (408) 945-8600
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:

                            DENNIS R. DEBROECK, ESQ.
                              DANIEL WINNIKE, ESQ.
                            SCOTT J. LEICHTNER, ESQ.
                              Fenwick & West, LLP
                              Two Palo Alto Square
                          Palo Alto, California 94306

                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION                                     AMOUNT OF FILING FEE
                  $29,888,486*                                               $5,978**

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 9,037,000 shares of common stock of Adaptec, Inc. having an aggregate value of $29,888,486 as of May 21, 2001 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

**  Previously paid.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 Not Applicable.
Form or Registration No.:               Not Applicable.
Filing Party:                           Not Applicable.
Date Filed:                             Not Applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third-party tender offer subject to Rule 14d-1.

    /X/  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: / /
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
    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Adaptec, Inc. (the "Company") with the Securities and Exchange Commission on May 22, 2001 (the "Schedule TO") relating to an offer by the Company to its employees to exchange all outstanding options having an exercise price greater than $15.00 per share granted under the Adaptec, Inc. 1990 Stock Plan, the Adaptec, Inc. 1999 Stock Plan (the "1999 Plan") and the Adaptec, Inc. 2000 Nonstatutory Stock Option Plan (the "2000 Plan"), to purchase shares of the Company's common stock, par value $0.001 per share, for new nonqualified stock options. Employees that elect to exchange outstanding options having an exercise price greater than $15.00 per share must also exchange all stock options granted on or after December 22, 2000, even if those options have an exercise price of $15.00 or less. The new options will be issued under the 1999 Plan or the 2000 Plan upon the terms and conditions described in the Offer to Exchange, previously filed as Exhibit (a)(1), and related letter of transmittal, previously filed as Exhibit (a)(2), to the Schedule TO.

ITEM 12.  EXHIBITS

    Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(8) attached hereto:

(a)  (1)  Offer to Exchange, dated May 22, 2001.*

     (2)  Form of Letter of Transmittal.*

     (3) Transcript of announcement made to employees on May 17, 2001.*

     (4)  Form of Letter to Eligible Option Holders.*

     (5) The Company's annual report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange
          Commission on June 27, 2000 (incorporated herein by reference).

     (6) Those portions of the Company's annual report into stockholders for its fiscal year ended March 31, 2000 incorporated by reference to the Company's annual report on Form 10-K for its fiscal year ended March 31, 2000
          (incorporated herein by reference).

     (7) The Company's quarterly report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on January 26, 2001 (incorporated herein by reference).

     (8)  Transcript of email sent to employees on May 25, 2001.

(b)       Not applicable.

(d)  (1)  The Company's 1990 Stock Plan, as amended.*

     (2)  The Company's 1999 Stock Plan, as amended.*

     (3) The Company's 2000 Nonstatutory Stock Option Plan, as amended.*

(g)       Not applicable.

(h)       Not applicable.

------------------------

*   Previously filed.

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
                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: May 25, 2001                           ADAPTEC, INC.

                                             By:  /s/ ROBERT N. STEPHENS
                                                  ------------------------------------------
                                                  Name:  Robert N. Stephens
                                                  Title: PRESIDENT AND CHIEF EXECUTIVE
                                                  OFFICER (PRINCIPAL EXECUTIVE OFFICER)

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
                               INDEX TO EXHIBITS

 EXHIBIT
  NUMBER
 --------
 (a)  (8)  Transcript of email sent to employees on May 25, 2001.

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